EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirty-nine weeks ended		Fiscal year ended

	Oct. 29, 2005	Oct. 30, 2004	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001

NET EARNINGS
Income from continuing operations	$167	166	$255	$209	$162	$111	$107
Income tax expense	97	78	119	115	84	64	69
Interest expense, excluding capitalized interest	17	17	22	26	33	35	41
Portion of rents deemed representative of the interest factor (1/3)	153	134	202	177	164	157	154

	$434	395	$598	$527	$443	$367	$371

FIXED CHARGES
Gross interest expense	$17	17	$22	$26	$33	$35	$42
Portion of rents deemed representative of the interest factor (1/3)	153	134	202	177	164	157	154

	$170	151	$224	$203	$197	$192	$196

RATIO OF EARNINGS TO FIXED CHARGES	2.6	2.6	2.7	2.6	2.2	1.9	1.9